Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio amounts)

(Unaudited)

	Nine Months Ended September 30, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008
Fixed charges:
Interest expense	$914	$1,018	$740	$625	$468	$358
Capitalized interest	32	101	14	29	16	22
Interest expense included in rental expense	10	6	3	3	3	1
Distribution to the Series A Convertible Redeemable Preferred Units	5	8	8	4	—	—
Accrection of the Series A Convertible Redeemable Preferred Units	—	1	—	—	—	—

Total fixed charges	961	1,134	765	661	487	381
Earnings:
Income from continuing operations before income taxes	1,108	1,437	548	358	701	679
Less: equity in earnings (losses) of affiliates	182	212	117	65	20	—

Total earnings	926	1,225	431	293	681	679
Add:
Fixed charges	961	1,134	765	661	487	381
Amortization of capitalized interest	5	5	4	3	1	1
Distributed income of equity investees	182	208	117	65	—	—
Less:
Interest capitalized	(32)	(101)	(14)	(29)	(16)	(22)

Income available for fixed charges	$2,042	$2,471	$1,303	$993	$1,153	$1,039

Ratio of earnings to fixed charges	2.12	2.18	1.70	1.50	2.37	2.73